UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 001-31368

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

SANOFI PASTEUR 401(k) PLAN

One Discovery Drive

Swiftwater, PA  18370

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174  avenue de France

Paris 75013, France

Exhibit Index is at Page 17

SANOFI PASTEUR INC. 401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

SANOFI PASTEUR INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The 401(k) Plan Committee

Sanofi Pasteur Inc.

We have audited the accompanying statements of net assets available for benefits of Sanofi Pasteur Inc. 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fischer Cunnane & Associates Ltd

Certified Public Accountants

West Chester, Pennsylvania

June 25, 2007

SANOFI PASTEUR INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	AS OF
	DECEMBER 31,
	2006	2005

ASSETS

INVESTMENTS
At Fair Value:
Shares of registered investment companies:
Fidelity Contrafund	$42,027,668	$33,634,590
Fidelity Magellan Fund	29,553,183	26,887,585
Fidelity Growth & Income Portfolio	26,595,537	22,827,445
Fidelity Diversified International	26,440,551	14,662,249
Fidelity Blue Chip Growth Fund	25,633,523	23,075,159
Fidelity Low Priced Stock Fund	21,691,898	17,633,151
Fidelity Puritan Fund	19,516,227	15,402,288
Fidelity Retirement Money Market Portfolio	14,924,433	12,156,169
Fidelity Investment Grade Bond Fund	13,253,879	11,435,643
Sanofi-Synthelabo ADS Stock Fund	6,608,497	4,492,375
ABF Small Cap Value Fund	5,387,806	3,363,117
Van Kampen Growth and Income Fund	5,153,943	2,229,861
Vanguard Midcap Growth Fund	4,203,262	1,246,170
Spartan US Equity Index Fund	2,434,794	731,613
FMTC Institutional Money Market	411,446	276,715

Common and Commingled Trust Funds:
Fidelity Managed Income Portfolio	9,528,428	9,409,587

Loans to participants	4,674,842	3,849,626

TOTAL INVESTMENTS	258,039,917	203,313,343

RECEIVABLES
Other receivable	1,502	834
Employer’s contribution	873,085	12,455,928

TOTAL RECEIVABLES	874,587	12,456,762

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	258,914,504	215,770,105

Adjustment from fair value to contract value for fully benefit-responsive investment contract	95,767	(14,132)
NET ASSETS AVAILABLE FOR BENEFITS	$259,010,271	$215,755,973

SANOFI PASTEUR INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEARS ENDED
	DECEMBER 31,
	2006	2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Net appreciation (depreciation) in fair value of investments	$(297,403)	$4,950,122
Interest and dividends	23,963,492	8,707,205
	23,666,089	13,657,327
Less: Investment expenses	(4,159)	(5,401)
Total Investment Income	23,661,930	13,651,926

Loans to participants activity:
Interest earnings	340,080	267,421

Contributions:
Employer’s	15,539,956	16,251,639
Participants’	18,407,242	14,538,192

Total Contributions and
Participant Loan Activity	34,287,278	31,057,252

TOTAL ADDITIONS	57,949,208	44,709,178

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(14,694,910)	(11,284,882)

TOTAL DEDUCTIONS	(14,694,910)	(11,284,882)

NET INCREASE	43,254,298	33,424,296

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	215,755,973	182,331,677

End of Year	$259,010,271	$215,755,973

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE A – Description of Plan

The following description of Sanofi Pasteur Inc. 401(k) Plan (The “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. As a result of the merger between Sanofi-Synthelabo and Aventis effective August 20, 2004, Aventis Pasteur Inc. became part of the Sanofi-Aventis group. Subsequently, in January 2005, Aventis Pasteur Inc. changed its name to Sanofi Pasteur Inc.

General - The Plan is a defined contribution plan covering all full-time employees of the Company as of January 1, 1985.  Each future employee shall be eligible to become a participant as of his or her hire date.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee Contributions – For the period up to and including December 31, 2005, each active participant may defer from their salary an amount equal to but not less than 0%, nor more than 14% of his compensation for the contribution period.

For the Plan year beginning on or after January 1, 2006, each active participant may defer from their salary an amount equal to but not less than 0%, nor more than 30% of his compensation for the contribution period.  Participants can withhold up to 30%, however the plan follows the annual IRS maximum ($15,000 for 2006).

Employer Matching Contributions - For the period up to and including December 31, 2005, the employer shall make an employer matching contribution in an amount equal to $.50 for each $1.00 by which the participant defers his compensation in amounts up to 5%.  The employer contribution shall be paid bi-weekly to Fidelity Management Trust Company, the Plan Trustee.

For the period up to and including December 31, 2005, the employer may also make an additional discretionary matching contribution in an amount, which the employer’s Board of Directors shall determine by resolution.  Such resolution shall either specify a fixed amount or a definite formula by which a fixed amount can be determined.  In order for an employee to share in an employer discretionary contribution, the employee must be participating in the Plan on the last day of the Plan year.  The employer made an additional discretionary matching contribution in an amount equal to $2.12 for 2005 for each $1.00 by which the participant deferred his compensation in amounts up to 5%.

NOTE A – Description of Plan — continued

For the Plan year beginning on or after January 1, 2006, the Employer will make an employee matching contribution in an amount equal to 100% for participants with less than 3 years of service, 125% for participants with 3 or more but less than 7 years of service, and 150% for participant with 7 years or more of service by which the participant defers his compensation in amounts up to 6%. Participants employed on December 31, 2005 shall be credited five additional years of service only for purposes of determining the match percentage.

The participant may also make voluntary non-deductible employee contributions.  The employer does not make any matching contributions on these contributions.

Forfeitures of the Plan may be used to pay the administrative expenses of the Plan and/or to reduce the amount of contributions which are to be made by the Employer.  Otherwise all administrative expenses of the Plan are absorbed by the Plan sponsor.

The salary deferral contributions, the non-deductible employee contributions, and the employer contributions shall be credited to the participant’s account of each participant for whom such contributions are made in accordance with the provisions of the Plan.

In addition, the Plan administrator may receive on behalf of an employee the entire amount of any distribution from an employee plan which is attributable to voluntary employee contributions which were eligible for a tax deduction under Internal Revenue Code Section 219, provided that such assets to be transferred are in no way attributable to contributions made while a key employee is in a top heavy plan.

Participant Accounts - A participant’s account shall be maintained on behalf of each participant until such account is used to provide an annuity, or distribution in accordance with the future terms of this Plan.

Vesting Percentage - For the period up to and including December 31, 2005, the term vesting percentage means the participant’s non-forfeitable interest in employer matching and employer discretionary contributions credited to his account that are not designated as 401(k) contributions, plus earnings thereon computed as of the date of determining such percentage because of the occurrence of some event in accordance with the following schedule based on years of service with the employer:

NOTE A – Description of Plan — continued

Years of Service	Vesting Percentage

Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

However, each employee of the employer on January 1, 1985 will be 100% vested in such discretionary contributions.

For the Plan year beginning on or after January 1, 2006, the term vesting percentage means the participant’s non-forfeitable interest in employer matching contributions credited to his account that are not designated as 401(k) contributions, plus earnings thereon.

If a participant is employed on or after January 1, 2006 and the participant’s severance date occurs before age 65 for any reason other than total disability or death, and is on or after January 1, 2006, then his or her vested interest in his or her matching contributions will be determined accordingly:

Years of Service	Vesting Percentage

Less than 3	0%
After 3 or more years	100%

If a participant is employed on December 31, 2005 and has a severance date on or after January 1, 2006, his or her vested interest in his or her matching contributions will be determined accordingly:

Years of Service	Vesting Percentage

Less than 1 year	0%
After 1 year but less than 2	20%
After 2 years but less than 3	40%
After 3 or more years	100%

Investment Options - Upon enrollment in the Plan an employee may direct employee contributions in 1% increments in the following investment options:

NOTE A – Description of Plan — continued

Fidelity Retirement Money Market Portfolio

Fidelity Managed Income Portfolio

Fidelity Investment Grade Bond Fund

Fidelity Puritan Fund

Fidelity Growth & Income Portfolio

Fidelity Blue Chip Growth Fund

Fidelity Magellan Fund

Fidelity Contrafund

Fidelity Low Priced Stock Fund

Fidelity Diversified International

Van Kampen Growth and Income Fund

Vanguard MidCap Growth Fund

ABF Small Cap Value Fund

Spartan US Equity Index Fund

Sanofi-Synthelabo ADS Stock Fund

FMTC Institutional Money Market

Participants may change their investment option at any time.

Payment of Benefits - The payment of benefits under this Plan to the participant shall begin not later than the 60th day after the close of the Plan year in which the later of (a), (b) or (c) occurs.

(a)   The date on which the participant attains his normal retirement age or

(b)   The date on which occurs the tenth anniversary of the year in which the participant commenced participation in the Plan or

(c)   The date on which the participant terminates his service (including termination, death or disability) with the employer.

Forfeitures - Any forfeiture shall be credited to the Forfeiture Account upon the occurrence of a single one year break in service following the participant’s termination of employment.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Loan terms range from one to five years or up to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus two percent.  Principal and interest are paid ratably through monthly payroll deductions.

NOTE B – Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation - The Plan’s investments are stated at fair value according to quoted market prices which represent the net asset value of the shares held by the Plan at year end.

Cash and Cash Equivalents - The Plan considers all highly liquid accounts with an original maturity of three months or less as cash and cash equivalents.

Payment of Benefits - Benefits are recorded when paid.

NOTE C – Investments

The following presents investments at December 31, 2006 and 2005 that represent 5% or more of the Plan’s assets.

	2006	2005

Fidelity Contrafund	$42,027,668	$33,634,590
Fidelity Magellan Fund	29,553,183	26,887,585
Fidelity Growth Income Portfolio	26,595,537	22,827,445
Fidelity Diversified International	26,440,551	14,662,249
Fidelity Blue Chip Growth Fund	25,633,523	23,075,159
Fidelity Low Priced Stock Fund	21,691,898	17,633,151
Fidelity Puritan Fund	19,516,227	15,402,288
Fidelity Retirement Money Market Portfolio	14,924,433	12,156,169
Fidelity Investment Grade Bond Fund	13,253,879	11,435,643

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Mutual Funds	$(297,403)	$4,950,122

NOTE C – Investments — continued

For 2006 the Plan adopted the Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans that hold fully benefit-responsive investment contracts.

The Plan holds an investment in the Fidelity Managed Income Portfolio. This Portfolio invests in underlying assets and enters into a wrapper contract issued by a third-party. The Portfolio seeks to minimize exposure to credit risk by diversification of the wrap contracts across an approved group of issuers. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. For purposes of the benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

Wrap contracts accrue interest using a formula called the “crediting rate”. The crediting rate is the discount rate that equates that estimated future market value with a portfolio’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting rate may be affected by many factors, including purchase and redemptions by unit-holders. The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets at the time of those transactions. Generally, the market value of underlying assets will tend to be higher than book value after interest rates have fallen due to higher bond prices. Conversely, the market value of underlying assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices. The crediting interest rate was 4.27% at December 31, 2006 and 3.65% at December 31, 2005.  The average yield on these contracts was 4.08% for the year ended December 31, 2006 and 3.61% for the year ended December 31, 2005.

NOTE C – Investments — continued

A wrap issuer may terminate a wrap contract for cause at any time. In the event that the market value of the Portfolio’s covered assets is below contract value at the time of such termination, the Portfolio may elect to keep the wrap contract in place until such time as the market value of the Portfolio’s covered assets is equal to contract value. A wrap issuer may also terminate a wrap contract if the Portfolio’s investment management authority over the Portfolio is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the Portfolio’s covered assets is below contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the Portfolio.

The contract is included in the statements of net assets available for benefits at fair value.  The adjustment from fair value to contract value for the investment contract is based on the contract value reported to the Plan by Fidelity Management Trust Company.  Prior periods have been restated to conform to the current year presentation.

Investments subject the Plan to concentrations of market risk. Future changes in market value may potentially make the investments less valuable.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS #157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements and is effective for financial statements with plan years beginning after November 15, 2007. The adoption of this new accounting standard is not expected to have a significant affect on the Plan.

NOTE D - Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE E - Tax Status

The Plan obtained its latest determination letter on December 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the plan administrator and plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE F - Related Party Transactions

The Plan has funds invested with Fidelity Investments Institutional Operations Company, Inc., which is affiliated with Fidelity Management Trust Company.  Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore these transactions qualify as party-in-interest.  In addition, the Plan has assets invested in a stock fund consisting of common stock of the Company’s parent and, therefore these transactions qualify as party-in-interest.

NOTE G – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$259,010,271	$215,755,973

Adjustment from fair value to contract value for fully benefit- responsive investment contract	(95,767)	14,132

Net assets available for benefits per Schedule H to the Form 5500	$258,914,504	$215,770,105

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SANOFI PASTEUR INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

		DESCRIPTION OF
		INVESTMENT
		INCLUDING MATURITY
		DATE
		RATE OF INTEREST,
	IDENTITY OF ISSUE,	COLLATERAL,
	BORROWER, LESSOR OR	PAR OR MATURITY VALUE		CURRENT
(a)	SIMILAR PARTY (b)	(c)	COST (d)	VALUE (e)

*	Fidelity Contrafund	Mutual Fund	Not Determined	$42,027,668
*	Fidelity Magellan Fund	Mutual Fund	Not Determined	29,553,183
*	Fidelity Growth & Income Portfolio	Mutual Fund	Not Determined	26,595,537
*	Fidelity Diversified International	Mutual Fund	Not Determined	26,440,551
*	Fidelity Blue Chip Growth Fund	Mutual Fund	Not Determined	25,633,523
*	Fidelity Low Priced Stock Fund	Mutual Fund	Not Determined	21,691,898
*	Fidelity Puritan Fund	Mutual Fund	Not Determined	19,516,227
*	Fidelity Retirement Money Market Portfolio	Mutual Fund	Not Determined	14,924,433

*	Fidelity Investment Grade Bond Fund	Mutual Fund	Not Determined	13,253,879
*	Fidelity Managed Income Portfolio	Mutual Fund	Not Determined	9,528,428
*	Sanofi-Synthelabo ADS Stock Fund	Mutual Fund	Not Determined	6,608,497
	ABF Small Cap Value Fund	Mutual Fund	Not Determined	5,387,806
	Van Kampen Growth and Income Fund	Mutual Fund	Not Determined	5,153,943
	Vanguard Midcap Growth Fund	Mutual Fund	Not Determined	4,203,262
	Spartan US Equity Index Fund	Mutual Fund	Not Determined	2,434,794
*	FMTC Institutional Money Market	Mutual Fund	Not Determined	411,446
	Participant Loans	6.00%-10.2	0	4,674,842

	TOTAL			$258,039,917

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI PASTEUR 401(k) PLAN

Date: June 25, 2007	By:	/s/ Frank A. Epifano
For the Sanofi Pasteur Inc. 401(k) Plan
Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit

(1)	Consent of Independent Accountants